Mail Stop 3010

August 27, 2009

Via U.S. Mail and Facsimile (972) 3.607.5556

Mr. Rinat Remler
Vice President and Chief Financial Officer
Elron Electronic Industries Ltd.
3 Azrieli Center
42nd Floor
Tel Aviv, Israel 67023

> **Re: Elron Electronic Industries Ltd.**
> **Form 20-F for fiscal year ended December 31, 2008**
> **Filed June 29, 2009**
> **File No. 0-11456**

Dear Mr. Remler:

We have reviewed your filing and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2008

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Other-Than-Temporary Decline in Value of Investments in Group Companies and Valuation of Financial Assets, page 61

1.   We note your disclosure that you have the intent and ability to hold the investment in Given Imaging until anticipated recovery, and therefore the decline in fair value was not considered other-than-temporary. Please explain to us how you arrived at this conclusion. In your response, tell us how long the book value of your investment in Given Imaging has exceed the market value. Additionally, please tell us the market value and book value of your investment as of the date of your response. Please also cite accounting literature relied upon.

Quantitative and Qualitative Disclosures About Market Risk, page 82

2.   Please include in future filings tabular disclosure quantifying interest rate risks using one of the three alternatives specified in Item 305 of Regulation S-K.

Item 6. Directors, Senior Management and Employees, page 85

E. Share Ownership, page 95

3.   We note your tabular disclosure of share ownership and that that your officers and directors as a group have an option to purchase 92,500 of your ordinary shares. Please revise your disclosure in future filings to clarify the options held by each officer or director.

Item 18. Financial Statements

Elron Electronic Industries Ltd. and Its Subsidiaries

Consolidated Statements of Operations, page 6

4.   We note that you have included *Equity in losses of affiliated companies, net*, *Gain (loss) from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net,* and *Financial income (expenses), net* within your determination of revenue. Please tell us how you have complied with the requirements of Rule 5-03 of Regulation S-X for these financial statement line items. Additionally, explain to us how you determined it would be appropriate to present financial income and expenses as a net amount on the face of your Consolidated Statements of Operations. Cite any relevant accounting literature in your response.

Note 7. Investments in Affiliated Companies

a. Affiliated companies are as follows..., page 30

5.   Please reconcile the zero balance of *Consolidated % of outstanding share capital* for Wavion as of December 31, 2008 disclosed herein to the amount of outstanding and as converted share capital of 64% for Wavion as disclosed within Note 3.c.

6.   Please explain to us how the balances disclosed in this footnote for 2008 reconcile to the Short-term investments and Marketable securities line items disclosed in your Consolidated Balance Sheets on page 3. Additionally, please confirm for us that all of your investments accounted for under SFAS 115 have been classified as available for sale securities as of December 31, 2008.

Item 19. Exhibits, page 126

7.   Please file your loan agreements with Israel Discount Bank Ltd. and DIC as exhibits or tell us why you have not filed such agreements. We refer you to Instruction 4 of the "Instructions as to Exhibits" in Form 20-F.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at 202.551.3391 or Jennifer Gowetski, Senior Counsel, at 202.551.3401 with any other questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant